FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

03007951

Our Ref.: S/7911/94 LTO/kk

2 4 MAR 2003

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

03 APR -1 AM 7:2

SUPPL

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 21st March, 2003 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

PROCESSED
APR 16 2003
THOMSON FINANCIAL

Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

dlw 4/14

File No.82-4177

華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong under the Companies Ordinance)

The Board of Directors (the "Board") of China Resources Enterprise, Limited (the "Company") announces that Dr. the Hon LI Ka Cheung, Eric is appointed as independent non-executive director of the Company with effect from 21st March, 2003.

The Board would like to express their warm welcome to Mr. LI.

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 21st March, 2003

South China Morning Post
24/3/2003

華潤創業有限公司
China Resources Enterprise, Limited
(根據公司條例在香港註冊成立)

華潤創業有限公司(「本公司」)董事會(「董事會」)公佈李家祥先生於二零零三年三月二十一日被委任為本公司之獨立非執行董事。

董事會謹此向李先生致以熱烈歡迎。

承董事會命
華潤創業有限公司
公司秘書
李業華

香港，二零零三年三月二十一日